UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 5, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer

Earnings Release

4th quarter of 2024
(BRGAAP)



Santander

Index

Earning Release of the 4th quarter of 2024 (BRGAAP)

Over the past few years, our efforts have been guided by the obsession of being the primary bank for our customers, available when and how they need.

As we reap the rewards of this unwavering focus on customer centricity, we are already witnessing noteworthy progress in building a much more robust, diversified, and resilient operation, capable of generating consistent results. The 4Q24 earnings reflect the delivery of our strategy, showing positive revenue performance, consistent growth in client NII, better spreads, and increased fees, thus reinforcing the diversification of our portfolio. Our credit performance stems from a strict discipline in capital allocation, focusing on higher profitability lines. In funding, we maintain our focus on the mix, boosting the share of the Individuals segment. Regarding loan quality, allowance for loan losses remained within expected levels, with a decrease in the cost of risk and NPL under control. Finally, in terms of efficiency, our productivity culture delivers the lowest ratio in recent periods.

We maintain our progress in customer experience, with a keen eye on journeys, segments and channels, and we have achieved important advancements in hyper-personalization, driven by a robust technology agenda, to deliver unique experiences by delving deeper in the understanding of our customers.

With this knowledge, this year we revisited our value proposition and launched "It starts here(*Começa Agora*)," a brand-new way to connect with our customers. In mass market, we completely redesigned the offering for the segment with the launch of "free," featuring a new, simple and digital experience along with continuous multichannel conversation with the customer. In the high-income segment, "Select", we reinforced our personalized service adding global attributes. In SMEs, we strive to be closer, more available, and integrated into our customers' businesses, with a new value proposition that prioritizes the primary relationship. We also redefined our service model, positioning our stores as a convenience channel and part of a comprehensive multichannel offering, as well as strengthening the service model for SMEs, tailoring it to our customers' profiles with a much more regionalized coverage. In Investments, we advanced in the integration of Toro and Santander offerings, combining the best of both approaches: the expertise in equities meets a full-banking offering, aiming to build the best platform in the market, rooted in human relationships with scale and digital excellence.

In 2025, we remain focused on being the most present bank in our customers' lives, hyper-personalizing our communication and offerings. More than just the "primary bank," we want each customer to feel as our primary customer.

We are ready to move forward with our ROAE evolution with a disciplined approach to capital allocation, anchored by our strategic pillars and constant transformation alongside our customers, employees, shareholders, and society. We understand that we play a vital role in the transition to a more inclusive and sustainable economy, acting as catalysts for change.

MARIO LEÃO
CEO OF SANTANDER BRASIL

Financial Highlights | 4Q24

Expanded Loan Portfolio
R$ 682.7 billion (+2.9% QoQ and +6.2% YoY)
Discipline in capital allocation prioritizing lines with greater profitability

Net Interest Income
R$ 16.0 billion (+4.9% QoQ and +16.0% YoY)
Consistent growth with higher spreads

Recurring cost of risk[1] | 12M
3.5% (-0.2 p.p. QoQ and -0.5 p.p. YoY)
Decrease in the cost of risk, with allowance for loan losses under control

Fees
R$ 5.5 billion (+3.4% QoQ and +10.1% YoY)
Fees expanding leading to portfolio diversification

Funding balance
R$ 645.5 billion (+0.7% QoQ and +2.9% YoY)
Funding mix evolution with higher individuals' representativeness

Expenses
R$ 6.8 billion (+4.8% QoQ and +2.8% YoY)
Expense management discipline, marked by a lower efficiency ratio

ROAE
17.6%
(+0.6 p.p. QoQ e +5.3 p.p. YoY)

Net profit
R$ 3.9 billion
(+5.2% QoQ e +74.9% YoY)

(1) Disregards (i) additional provision booked for a specific case in Wholesale in 4Q23 and (ii) additional provision bookedin 2Q24 of R$1,930 million.

Strategy progress:

Customer Centricity | Transactionality | Credit | Investments | Culture and People

Customer Centricity

Technological evolution to serve our customers where, how and when they desire


COMEÇA AGORA


COMEÇA
EM VOCÊ
COMEÇA AGORA


COMEÇA
TODOS OS DIAS
COMEÇA AGORA

Integrated customer perspective

We remain focused on being the most present bank in our customers' lives. Our customer centricity strategy results in the sustainable growth of our base, especially among customers with primacy[1], in the evolution of satisfaction, as measured by the NPS, and increase in profitability. We expanded our customer base by 8% YoY, reaching 69.5 million. Individuals' customers with primacy grew 15% over the year.

The evolution of our business model, utilizing technology extensively to serve the customers when, how, and where they desire, enables continuous enhancement of their journey, with product offerings better suited to their profile, always focusing on primacy. To drive the expansion of our profitability, we will keep focusing on our three pillars of primacy: transactionality, credit and investments.

Customers

Total
69.5 million
+8% YoY

Customers with primacy[1]
+15% YoY

Individuals NPS
63 points
+9 points in 2 years
+5 points YoY

Obsession with a complete customer experience

We are continuously striving to improve our offerings and customer service by combining a humanized and digital approach to deliver the best experience for our customers in all interactions with the Bank. In the digital channel, we continue our constant technological evolution, advancing the improvement of our App through journeys that are becoming increasingly simple and, at the same time, more complete. As a result, over the past two years, we have expanded the number of digital functionalities available by 13 p.p., and we also grew 2.2x the iterations utilizing AI in the chatbot.

In the assisted channels, which encompasses our physical and remote channels, we have a new service model with the store as a convenience center and part of a full multichannel offering. With a focus on being increasingly solution-oriented to enhance our customers' experience, our first-call resolution rate reached 97% in the remote channel.


Digital channel
App Mobile NPS
71
73
73
74
75
4Q23
1Q24
2Q24
3Q24
4Q24


Assisted channels
Remote NPS
Store NPS
71 63
73 70
74 76
78 80
78 80
4Q23
1Q24
2Q24
3Q24
4Q24

(1) Considering transactionality, long-term loans, and investments, requiring at least two of these verticals for the bank to beconsidered as the primary one for Individual's customer.

Transactionality



Fundamental pillar for **customer primacy**

Booster for the **revenue diversification** strategy

Focus on **being present in the daily lives** of our customers

Cards

Key driver of transactionality

We consider cards as a key transactionality lever, serving as a business driver. This quarter, we sustained an increasing recurrence in the use of our cards, which reflects the rise in credit transaction volume (+8% YoY), average spending growth (+11% YoY) and expansion of the active customer base[1], contributing to a consistent and sustainable growth in credit turnover (+15% YoY). Currently, 88% of our card customers are account holders, who are customers with a better risk profile, representing a 2 p.p. expansion over the year. We remain focused on being the most present bank in our customers' lives, striving for constant improvement in their relationship and experience.

By leveraging our global presence, we are building a new cloud-based single card platform with the Santander Group, allowing for the exchange of experiences and functionalities, and providing greater agility, differentials and benefits to customers.

In the high-income segment, we offer Select Global, a digital international account with a card accepted in more than 200 countries, delivering a unique experience to the customer.

Transactionality on the segments

Transactionality serves as a booster for our revenue diversification strategy, which has been continuously evolving. Consequently, we have seen growth in the fees revenues in Individuals of 14% over 2 years. In SMEs, we continue to strengthen customer's primacy by promoting a journey that is increasingly simpler, more intuitive and digital, alongside our comprehensive partnership with Getnet. As a result, we had a 20% growth in the segment's fees over 2 years.

We believe that to provide the best transactionality customer experience it is necessary to ensure stability in our channels. Thus, by the **second consecutive year**, we maintained our **1st spot on Downdetector**.

Leveraging technology for an enhanced customer experience

Emphasis on channel **stability**, keeping for the second consecutive year the 1st position on Downdetector rank

(1) Active customers with credit card.

Strategy progress:

Credit

Credit serves as a complementary component to transactionality and investments, with hyper-personalization contributing to maximize the customer experience. We focus on data-driven prospection with reduction of the acquisition cost, real-time customized offers, as well as adaptive journeys with dynamic credit decisions re-evaluation. Furthermore, we have adopted an increasingly smarter approach through Open Finance for SMEs and Individuals.

SMEs

Wide presence and competitive advantages to drive business growth

We are closer, more available and integrated into our customers' businesses with our offering that emphasizes the primary relationship and the strengthening of our brand positioning. We continue to expand the SMEs segment through greater transactionality, providing consistent credit, and increasing our funding, as well as continuously enhancing our customers' experience with personalized offerings tailored to their needs. We reached an R$ 84 billion expanded loan portfolio, an increase of 9% over the year and 5% quarterly. Moreover, we are investing in bolstering our team of specialists, while keeping our focus on digitizing processes. In response to our efforts, we have expanded our NPS in 22 points in 2 years, achieving 49 points.

Individuals

Focus on asset quality and profitability

We are focusing on the quality and profitability of our credit operations through selective growth and by favoring the overall relationship with our customers. We reached a R$ 271 billion expanded loan portfolio in Individuals, an increase of 6% yearly and 1% in the quarter. In subsegments, Select customers generate 13.4 times more net revenue and have a 37% lower NPL compared to other individuals' segments. In the mass income segment, hyper-personalization and the focus on the overall relationship with our customers contributed to a 117% increase in net revenues in 4Q24 compared to the same period last year, alongside an 11% drop in the cost to serve, thereby improving our efficiency. All of this while keeping the 90-day NPL ratio stable and achieving a reduction of 1.2 p.p. in the 15-to-90-day NPL ratio, on an annual comparison basis. With a focus on the best customer experience, we also highlight the new segmentation for individuals implemented at the beginning of 2025, which will be divided into Select and Santander (mass income), with middle-income customers having the service excellence through regionalized platforms.

Santander Financiamentos

Consumer Finance as the highlight in the credit pillar

We remain a benchmark as a convenience provider, with a simplified journey, where our customers are able to obtain financing in just 4-click with high-quality service, offered since the first interaction with the bank. These factors combined with robust commercial team and distribution networks, as well as strategic partnerships with 6 of the 10 largest automotive brands, enable us to maintain the leadership in the individual auto loan segment in the country, holding a 22% market share[1].

Our loan portfolio reached R$ 83.0 billion in the quarter (+19% YoY), led by auto loans with a portfolio of R$ 73.4 billion (+20% YoY). We are focused on selective and qualified growth based on profitability, resulting in an 36% increase in net revenue over the year while keeping expenses stable during the period. Additionally, we maintained NPL ratios (over 90) under control, attaining a decrease of 0.8 p.p. over the year. Furthermore, we continue to explore product cross-selling, advancing 52% in current accounts in 4Q24 in comparison with the same quarter in 2023. This has led to a high customer satisfaction level, with an NPS of 92, up by 1 point in the quarter.

(1) Data-base: December/24.

Strategy progress:

Investments
Expansion of the funding plan

Focus on expanding retail funding by leveraging the robustness of Toro and Santander. **Building the best investment platform in the market, grounded in a humanized relationship with scale and digital excellence.**

The combination of Toro and Santander's offerings creates a full investment ecosystem, featuring unique advisory and curation, while providing a comprehensive range of financial products customized for each investor's profile.

Digital DNA in an open platform providing **the best experience in investments**

Close and specialized human channel with a full-banking offering

Toro

+26%
Active customers in two years

+86%
AuC in two years



Individuals

We reached R$ 23 billion in net inflows[1] in 2024, marking a growth of 41% YoY. The investors base, with investments above R$ 100,000, expanded by 10% YoY.

With the customer in mind, we are merging cutting-edge technology with open finance to achieve customer hyper-personalization. As a result of our efforts, our NPS reached 80 (+2 points QoQ).

R$ 23 billion of net inflow (+41% vs 2023)

+10% YoY investment clients

Santander AAA

We keep evolving in our expansion plan, leveraging artificial intelligence to further customize the customer experience.

With 1.8 thousand advisors, we achieved a net inflow of R$ 16 million per advisor in 2024 (+66% YoY), as well as a high level of customer satisfaction, reflected in an NPS of 82 (+1 point QoQ).

R$ 16 million of average net inflow per advisor (+66% vs 2023)

(1) Individuals' retail inflows include AAA.

Strategy progress:

Customer Centricity | Transactionality | Credit | Investments | **Culture and People**

Our people are the **greatest lever for delighting our customers**

Our growth story intertwines with the story of our people, and with the commitment to building a strong company, set to offer the best experience to our customers and communities around us. To this end, we keep reinforcing our organizational culture, making it increasingly horizontal, founded on autonomy, proactivity, diversity, and continuous learning, fostering an environment of constant innovation.

We were elected the **8th Best Company to Work** for in the national ranking by **GPTW**, moving up two positions from last year, and we ranked **2nd among Financial Institutions.**

eNPS[1] 80 pts



Diversity & **Inclusion**

37%
Black and brown employees
- +7 p.p. in 2 years
- +1 p.p. YoY

36%
Women in leadership roles
- +2 p.p. in 2 years
- -1 p.p. YoY

Santander Academy, **strengthening our culture**

Opportunities aimed at developing our employees and leadership, with the goal of enhancing strategic skills focused on our customers' experience, innovation, data culture, sustainability, productivity and efficiency.

93% of employees participated in **training** during the year

57% **of internal courses** are taught by our own employees

(1) eNPS (Employee Net Promoter Score) – measurement of employee satisfaction levels.

Strategy progress:

Sustainability

Our sustainability history started over 20 years ago. Throughout this period, we have undergone a significant evolution journey, during which we have refined our programs, businesses and governance pertaining to the theme.

In this journey, the highlights are the assessment and mitigation of social, environmental, and climate risks when providing loans to projects and companies; the generation of businesses that support customers' transition towards a low-carbon economy; and the building of a more inclusive society through actions in education, employability and entrepreneurship, in addition to financial and social inclusion. Many of these initiatives are accompanied by global goals in areas where we have the greatest potential impact, such as net zero, financial inclusion, and diversity. **To ensure proper governance of this process, we rely on robust policies and controls, supported by senior leadership.**







Main highlights of the quarter

- We enabled R$ 32.2 billion in sustainable businesses, achieving a portfolio[1] of R$ 37.7 billion in the year, which includes green bond issuances, clean energy financing, and dedicated product options.
- In Prospera Santander Microfinance, our portfolio reached R$ 3.3 billion, increase of 9% YoY, serving 1.2 million customers and 1.7 thousand communities in the country.
- Through Santander Universidades, we beneficiated 207 thousand individuals with courses and scholarships.
- We continue to be part of the portfolios of the main B3 sustainability indexes: ISE, Idiversa and ICO2.
- In the 22nd edition of the "*Amigo de Valor*" program, dedicated to upholding the rights of children and adolescents in vulnerable situations, we mobilized R$ 25.2 million, which will support 64 projects across 64 municipalities.
- We participated in the "Ecoinvest Program", an initiative organized by the Brazilian government with the goal of attracting foreign capital to fund projects that support the transition to a low-carbon economy.

(1) Total business enabled includes the Bank's balance sheet financing operations and market issuances.

4th quarter 2024 Performance Analysis

This quarter, we maintained the consistency of our results, reflected in profit growth, profitability evolution, and asset quality under control, demonstrating management consistency and alignment with our strategy.

Total revenues continued to perform well, with net interest income expanding by 16.0% for the year, showing increases in both client NII (+13.7% YoY), benefiting from higher volumes and spreads, and market NII. In the quarterly comparison, net interest income advanced by 4.9% with good performance from both credit and funding NII.

Fees rose by 10.1% annually and 3.4% quarterly, highlighted by cards, current accounts, and "consórcios", while maintaining the focus on revenue diversification to strike a better balance between loans and services.

The expanded loan portfolio increased by 6.2% in the year, prioritizing our strategic businesses. On a quarterly basis, this portfolio grew by 2.9%, with disciplined capital allocation, focusing on higher profitability lines and maintaining good asset quality.

In funding, we experienced a 2.9% growth for the year and 0.7% for the quarter, driven by our quest for a more balanced mix between individual and companies' clients, achieving a 45% share from the individual segment, which represents increases of 1 p.p. in three months and 2 p.p. over twelve months.

Regarding loan quality, allowance for loan losses and delinquency remained under control, translating into decreases in the 12-month cost of risk of 0.5 p.p. for the year and 0.2 p.p. for the quarter, reaching 3.5% in the period.

Expenses rose by 2.8% over the year, both below our revenue growth and inflation, reflecting our efficient cost management. In the quarter, expenses grew 4.8% influenced by higher personnel expenses, as well as greater investments in technology. The control of costs enabled us to achieve continuous improvement in our efficiency ratio, which hit 38.0% in the quarter (-5.0 p.p. YoY), the lowest level in recent periods.

The quarterly net profit amounted to R$ 3.9 billion, rising by 74.9% from the previous year and 5.2% from last quarter, ROAE reached 17.6%, which represents 5.3 p.p. growth YoY and 0.6 p.p. in three months. We maintain our commitment to pursuing sustainable long-term results through a solid and diversified balance sheet, fueled by an obsession with the excellence of our customers' experience.

GUSTAVO ALEJO,
CFO OF SANTANDER BRASIL

Quarterly Highlights
(4Q24 x 4Q23)

Managerial Net Profit

R$ 3.9 billion **+74.9%**

Expanded loan portfolio

R$ 683 billion **+6.2%**

Funding from Clients

R$ 646 billion **+2.9%**

Client NII

R$ 15.8 billion **+13.7%**

Market NII

R$ 198 million **n.a.**

Recurring Cost of Risk [1] 12M

3.5% **-0.5 p.p.**

Efficiency ratio

38.0% **-5.0 p.p.**

ROAE

17.6% **+5.3 p.p.**

(1) Disregards (i) additional provision booked for a specific case in Wholesale in 4Q23 and (ii) additional provision booked in 2Q24 of R$ 1,930 million.

Executive Summary

R$ million

	4Q24	3Q24	4Q24 x 3Q24	4Q23	4Q24 x 4Q23
Managerial Net Profit	3,855	3,664	5.2%	2,204	74.9%
Performance indicators					
Managerial return on average equity[1] - annualized	17.6%	17.0%	0.6 p.p.	12.3%	5.3 p.p.
Managerial return on average asset[1] - annualized	1.2%	1.2%	0.02 p.p.	0.8%	0.4 p.p.
Efficiency ratio[2]	38.0%	38.9%	-0.8 p.p.	43.0%	-5.0 p.p.
Recurrence ratio[3]	81.5%	82.6%	-1.1 p.p.	76.1%	5.4 p.p.
NPL ratio (15 to 90 days)	3.7%	3.6%	0.1 p.p.	3.8%	-0.1 p.p.
NPL ratio (over 60 days)	3.8%	3.8%	-0.01 p.p.	3.8%	-0.01 p.p.
NPL ratio (over 90 days)	3.2%	3.2%	-0.03 p.p.	3.1%	0.1 p.p.
Coverage ratio (over 90 days)	198%	200%	-2.1 p.p.	222%	-24.6 p.p.
Balance sheet	Dec/24	Sep/24	Dec/24 x Sep/24	Dec/23	Dec/24 x Dec/23
Total Assets	1,335,238	1,285,352	3.9%	1,153,196	15.8%
Loan portfolio	549,657	535,958	2.6%	516,618	6.4%
Total expanded loan portfolio[4]	682,693	663,503	2.9%	643,040	6.2%
Funding from clients[5]	645,526	641,252	0.7%	627,145	2.9%
Equity	90,744	88,770	2.2%	86,084	5.4%
BIS ratio	14.3%	15.2%	-0.9 p.p.	14.5%	-0.2 p.p.
CET1 ratio	11.0%	10.9%	0.1 p.p.	11.5%	-0.5 p.p.
Shares Indicators	4Q24	3Q24	4Q24 x 3Q24	4Q23	4Q24 x 4Q23
Market Cap (R$ million)	88,900	105,791	-16.0%	120,601	-26.3%
Managerial Net Profit by unit (R$) - annualized	4.13	3.93	5.2%	2.37	74.5%
Accounting net profit by unit (R$) - annualized	4.02	3.80	5.6%	2.28	76.4%
Total shares by the end of the period - million[6]	7,460	7,460	-	7,444	15
Book value by unit (R$)	23.73	23.18	2.4%	22.89	3.7%
IoC and Dividends[7] (R$ million)	1,500	1,500	-	1,500	-
Other data	Dec/24	Sep/24	Dec/24 x Sep/24	Dec/23	Dec/24 x Dec/23
Employees	55,646	55,035	611	55,611	35
Stores	1,239	1,292	(53)	1,486	(247)
Points of sale	1,025	1,082	(57)	1,191	(166)
Own ATMs	7,615	7,919	(304)	9,406	(1,791)
Shared ATMs	24,214	23,777	437	24,169	45

(1) Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 2,219 million in December 2024, R$ 2,311million in September 2024, and R$ 887 million in December 2023.

(2) Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries).

(3) Recurrence Ratio: Fees / General Expenses.

(4) Including private securities and guarantees (mortgage receivables certificates - "CRI", agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, promissory notes, commercial papers and floating rates notes).

(5) Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes - "LCA", Mortgage Credit Notes - "LCI", Financial Bills, Certificates of Structured Operations - "COE", and Secured Mortgage Notes - "LIG".

(6) Number of shares representing the outstanding share capital, excluding treasury shares.

(7) Dec/24: On October 10th of 2024, approved the distribution of IoC in the amount of R$ 1,500 million.
Sep/24: On July 10th of 2024, approved the distribution of IoC in the amount of R$ 1,500 million.
Dec/23: On October 10th of 2023, approved the distribution of IoC in the amount of R$ 1,500 million.

Managerial Income Statement

R$ million

	4Q24	3Q24	4Q24 x 3Q24	4Q23	4Q24 x 4Q23
Net Interest Income	15,978	15,227	4.9%	13,780	16.0%
Client NII	15,780	14,902	5.9%	13,882	13.7%
Market NII	198	325	-39.1%	(102)	n.a.
Fees	5,515	5,334	3.4%	5,007	10.1%
Total Revenue	**21,493**	**20,561**	**4.5%**	**18,787**	**14.4%**
Allowance for Loan Losses	(5,932)	(5,884)	0.8%	(6,837)	-13.2%
Provision for Loan Losses	(6,682)	(6,797)	-1.7%	(7,657)	-12.7%
Income from the Recovery of Written-Off Loans	750	913	-17.8%	820	-8.5%
General Expenses	(6,769)	(6,457)	4.8%	(6,582)	2.8%
Personnel Expenses	(3,306)	(3,026)	9.3%	(2,952)	12.0%
Administrative Expenses	(3,463)	(3,431)	0.9%	(3,630)	-4.6%
Tax Expenses	(1,485)	(1,409)	5.4%	(1,322)	12.3%
Investments in Affiliates and Subsidiaries	59	69	-14.8%	45	31.5%
Other Operating Income/Expenses	(2,271)	(2,613)	-13.1%	(2,205)	3.0%
Operating Income	**5,096**	**4,267**	**19.4%**	**1,886**	**n.a.**
Non Operating Income	8	66	-87.1%	53	-83.9%
Profit before Tax	**5,104**	**4,333**	**17.8%**	**1,939**	**n.a.**
Income Tax and Social Contribution	(1,177)	(630)	86.9%	334	n.a.
Minority Interest	(73)	(39)	86.8%	(68)	6.3%
Managerial Net Profit	**3,855**	**3,664**	**5.2%**	**2,204**	**74.9%**
Accounting Net Profit	**3,746**	**3,548**	**5.6%**	**2,119**	**76.8%**

Managerial net profit and ROAE

R$ million


5.3 p.p.
0.6 p.p.
ROAE
12.3%[1]
14.1%
15.5%
17.0%
17.6%
2,204
3,021
3,332
3,664
3,855
4Q23
1Q24
2Q24
3Q24
4Q24

(1) Disregards specific case in wholesale segment occurred in 4Q23. Considering this effect, ROAE would have been 10.4% in 4Q23.

Net Interest Income

R$ million

	4Q24	3Q24	4Q24 x 3Q24	4Q23	4Q24 x 4Q23
Client NII	**15,780**	**14,902**	**5.9%**	**13,882**	**13.7%**
Product NII	15,179	14,262	6.4%	13,311	14.0%
Volume	596,124	592,912	0.5%	561,895	6.1%
Spread (p.a.)	10.49%	9.89%	0.60 p.p.	9.73%	0.76 p.p.
Market NII	**198**	**325**	**-39.1%**	**(102)**	**n.a.**
NII	**15,978**	**15,227**	**4.9%**	**13,780**	**16.0%**

Net interest income reached R$ 15,978 million in 4Q24, advancing by 4.9% over three months. Client NII amounted to R$ 15,780 million, achieving growth of 5.9% for the quarter, while market NII decreased 39.1% in the same period.

On an annual comparison basis, net interest income increased by 16.0%, with highlights to client NII which expanded by 13.7%.

During the quarter, client NII increased by 5.9%, benefiting from product NII, which advanced by 6.4% due to both credit NII, reflecting higher spreads, and funding NII, supported by the rise in the Selic rate and a better mix, following the strategy to boost the share of individual segment. On an annual basis, client NII climbed by 13.7%, attributable to the larger average volume and the spread increase, which expanded by 0.76 p.p., mostly owing to the loan mix.

Market NII decreased 39.1% in the quarter, reaching R$ 198 million, impacted by lower treasury results and Selic rate increase. Over the year, we had positive results despite the volatile macroeconomic environment.

Evolution of net interest income

R$ million


0.76 p.p.
0.60 p.p.
Spread (p.a.)
9.73%
10.01%
9.81%
9.89%
10.49%
NII
13,780
14,790
14,751
15,227
15,978
Client NII
13,882
14,457
14,493
14,902
15,780
Market NII
(102)
333
258
325
198
4Q23
1Q24
2Q24
3Q24
4Q24

NII YoY growth


8.8%
14.5%
10.6%
15.8%
16.0%
4Q23
1Q24
2Q24
3Q24
4Q24

Fees

R$ million	4Q24	3Q24	4Q24 x 3Q24	4Q23	4Q24 x 4Q23
Cards	1,554	1,371	13.4%	1,308	18.8%
Current Account	933	920	1.5%	855	9.2%
Insurance Fees	1,050	1,058	-0.8%	1,023	2.6%
Credit Operations	631	616	2.5%	567	11.3%
Securities Brokerage and Placement	421	350	20.2%	475	-11.4%
Asset Management	374	430	-13.0%	354	5.7%
Asset management and pension funds	120	190	-36.7%	124	-2.9%
"Consórcios"	254	240	5.9%	230	10.3%
Collection Services	308	299	2.9%	319	-3.6%
Others	245	291	-16.0%	106	n.a.
Total Fees	**5,515**	**5,334**	**3.4%**	**5,007**	**10.1%**

Fees reached R$ 5,515 million in 4Q24, increasing by 3.4% over three months, due to higher revenues from cards and securities brokerage and placement. In annual terms, the increase was 10.1%, driven by revenues from cards, current accounts and credit operations.

Evolution of total fees

R$ million


10.1%
3.4%
5,007
4,886
5,182
5,334
5,515
4Q23
1Q24
2Q24
3Q24
4Q24

4Q24 fee breakdown

R$ million


5,007
246
78
27
64
(54)
20
(12)
138
5,515
4Q23
Cards
Current Account
Insurance Fees
Credit Operations
Securities Brokerage and Placement
Asset Management
Collection Services
Others
4Q24

Cards

Card revenues came to R$ 1,554 million in 4Q24, marking a 13.4% increase for the quarter, with a 12.1% growth in credit turnover, reflecting the seasonal effect of year-end sales. Compared to 4Q23, these revenues advanced by 18.8%, largely due to a 15.2% expansion in credit turnover, anchored by an 11% rise in average spending.

Turnover and average spending[1]

R$ billion


100
95
98
100
111
96.2
89.6
92.8
94.9
105.9
29.7
26.5
26.3
26.6
29.3
66.5
63.1
66.4
68.3
76.6
4Q23
1Q24
2Q24
3Q24
4Q24
Credit
Debit
Average spending (base 100)

Cards revenues

R$ million


1,308
1,238
1,328
1,371
1,554
4Q23
1Q24
2Q24
3Q24
4Q24

(1) Credit Spending.

Insurance

Insurance fees totaled R$ 1,050 million in 4Q24, decreasing by 0.8% for the quarter, due to decreased origination of credit insurance associated with payroll loans. Yearly, those revenues increased 2.6%, reflecting the improved performance in loan-related insurance given the growth in loan origination volumes, particularly among individual customers.

Insurance Revenue

R$ million


1,023
951
992
1,058
1,050
4Q23
1Q24
2Q24
3Q24
4Q24

Securities Brokerage and Placement

Securities brokerage and placement service fees reached R$ 421 million during the period, up by 20.2% over the quarter and decrease of 11.4% compared to the same period one year earlier. In both periods, those fees were impacted by the performance of securities placements.

Securities brokerage and placement revenues

R$ million


475
394
441
350
421
4Q23
1Q24
2Q24
3Q24
4Q24

Current Account

Current account service fees totaled R$ 933 million in 4Q24, rising by 1.5% over three months, particularly due to the rise in SMEs, due to higher transaction volumes and customer base expansion. In comparison to 4Q23, these revenues experienced a growth of 9.2%.

Current account revenues

R$ million


42.1
43.1
44.5
45.1
45.9
855
851
887
920
933
4Q23
1Q24
2Q24
3Q24
4Q24
Current Account
Account holders (million)

Asset Management

Asset management fees totaled R$ 374 million in the quarter, a drop of 13.0% over three months on the back of lower revenues from pension funds, while for the year there was an increase of 5.7%, fueled by higher "consórcios" revenues, which rose by 5.9% in the quarter and 10.3% annually, attributed to portfolio and origination growth.

Asset Management revenues

R$ million


354
368
381
430
374
230
230
231
240
254
124
137
150
190
120
4Q23
1Q24
2Q24
3Q24
4Q24
Asset Management
"Consórcios"

Credit operations and Collections Services

Fees from credit operations hit R$ 631 million in 4Q24, an increase of 2.5% over three months and 11.3% in the annual comparison, due to credit origination growth which generates theses fees. Meanwhile, collection service revenues totaled R$ 308 million during the period, advancing 2.9% over three months and declining 3.6% yearly.

Allowance for loan losses and cost of risk

R$ million


4.0%
3.8%
3.7%
3.7%
3.5%
6,837
6,105[1]
6,043
5,896[1]
5,884
5,932
6,924[1]
6,765
6,631
6,797
6,682
(820)
(723)
(735)
(913)
(750)
4Q23
1Q24
2Q24
3Q24
4Q24
LLP
Recovery of written-off loans
Cost of risk - 12M[2]
Including specific case in Wholesale

Managerial allowance for loan losses came to R$ 5,932 million in 4Q24, an increase of 0.8% in the quarter, which is a lower level than the loan portfolio growth. Yearly, there was a decrease of 13.2%, given the establishment of a provision for a specific case in the wholesale segment in 4Q23. Disregarding this effect, we would have seen a drop of 2.8% YoY.

Loan losses provision expenses decreased 1.7% over three months, below the loan portfolio expansion, and declined 12.7% over the year, impacted by the specific case in the wholesale segment in the 4Q23.

Revenue from the recovery of written-off loans reached R$ 750 million in the quarter, down by 17.8% in three months and 8.5% over the year. We have adopted a more rigorous approach in our loan renegotiation processes, which has affected both the recovered volume as well as the volume of renegotiated operations, underscoring the efficiency of our operating strategy. We maintain our commitment to operating with excellence, technology, and data utilization, achieving a more accurate assessment of our customers' life stages.

Recurring twelve-month cost of risk[2] was 3.5%, down by 0.2 p.p. in the quarter and 0.5 p.p. over the year, owing to lower allowance for loan losses and the expansion of the loan portfolio.

Coverage ratio (Over 90 days)


222%
209%
215%
200%
198%
Dec/23
Mar/24
Jun/24
Sep/24
Dec/24

The coverage ratio was 198% at the end of December 2024, falling by 2 p.p. in the quarter and 25 p.p. over the year. The balance of allowance for loan losses totaled R$ 34,632 million at the end of the quarter, increasing by 0.4% in three months. In annual terms, we had a decrease of 2.1%, mainly attributable to the settlement of a Chapter 11 case related to a wholesale customer in the last quarter, reducing the provision constituted in December 2023.

(1) Disregards (i) additional provision booked for a specific case in Wholesale in 4Q23 and (ii) additional provision booked in 2Q24 of R$ 1,930 million. (2) The cost of risk disregards the effects previously mentioned.

NPL Formation[1]


1.36%
1.32%
1.20%
1.10%
1.07%
6,839
6,820
6,313
5,902
5,744
4Q23
1Q24
2Q24
3Q24
4Q24
NPL formation w/o renegotiated portfolio (R$ million)
NPL formation w/o renegotiated portfolio over the total portfolio1

NPL formation reached R$ 5,744 million in 4Q24, a reduction of R$ 157 million over the quarter, primarily influenced by the improved quality of the portfolio. The NPL formation to loan portfolio ratio stood at 1.07% for the quarter, marking a decrease of 0.02 p.p. in three months and 0.29 p.p. yearly.

Write-off


1.18%
1.17%
1.12%
1.05%
1.01%
6,026
6,110
5,939
5,633
5,492
4Q23
1Q24
2Q24
3Q24
4Q24
Write-off (R$ million)
Write-off over loan portfolio2

Write-off amounted to R$ 5,492 million in 4Q24, representing a drop of 2.5%, R$ 141 million in the quarter. During this period, the write-off to loan portfolio ratio hit 1.01%, representing a decline of 0.04 p.p. in the quarter and 0.17 p.p. in twelve months.

Renegotiated loan portfolio[3]


53.8%
54.3%
53.7%
53.0%
52.1%
6.3%
6.0%
5.6%
5.5%
5.3%
17,628
32,761
17,220
31,696
16,259
30,290
15,650
29,538
15,273
29,302
Dec/23
Mar/24
Jun/24
Sep/24
Dec/24
Allowance for loan losses over renegotiated porfolio (R$ million)
Provisioning ratio
Renegotiated Portfolio (R$ million)
Renegotiated Portfolio to total porfolio ratio

The renegotiated portfolio totaled R$ 29,302 million at the end of December 2024, falling by 0.8% in three months and 10.6% over twelve months. In the quarter, the renegotiated portfolio provisioning ratio reached 52.1%, a decrease of 0.9 p.p. in the quarter and 1.7 p.p. for the year. The renegotiated portfolio to the total loan portfolio ratio stood at 5.3%, down by 0.2 p.p. from September 2024 and 1.0 p.p. lower than December 2023.

(1) NPL Formation ex-renegotiated loans is calculated by adding the portfolio written-off as loss during the period to changes in the balance of the over-90-day non-performing loan portfolio, over the loan portfolio of the preceding quarter, excluding renegotiated portfolio. (2) Average loan portfolio balance for the last two quarters. (3) These operations include loan agreements that have been renegotiated to enable payment under mutually agreed conditions with customers, including renegotiations of loans that had been written off in previous periods.

Asset quality

NPL ratio (15 to 90-days)


5.2%
5.1%
4.9%
4.9%
4.8%
3.8%
3.8%
3.5%
3.6%
3.7%
1.7%
2.0%
1.6%
1.6%
2.0%
Dec/23
Mar/24
Jun/24
Sep/24
Dec/24
Corporate and SMEs
Individuals
Total


4.8%
4.9%
4.3%
4.1%
4.4%
0.1%
0.4%
0.1%
0.1%
0.6%
Dec/23
Mar/24
Jun/24
Sep/24
Dec/24
SMEs
Corporate

NPL ratio 15 to 90 days was 3.7% at the end of December 2024, advancing by 0.1 p.p. over the quarter and decreasing by 0.1 p.p. in the year. In both periods, there were improvements in Individual segment and increases in Corporate & SMEs.

Within Individuals, the NPL ratio 15 to 90 days reached 4.8% at the end of December 2024, decreasing 0.1 p.p. in the quarter and 0.4 p.p. over the year.

In the Corporate & SMEs segments, the ratio ended December 2024 at 2.0%, increasing 0.4 p.p. in the quarter, impacted by both SMEs and Corporate, and 0.3 p.p. yearly, due to increase in Corporate.

Among SMEs, the indicator stood at 4.4%, implying an increase of 0.3 p.p. in the quarter, concentrated in the E1 and E2 segments (companies with annual revenue up to R$ 3 million and from R$ 3 million to R$ 30 million), due to seasonal effect. For Corporate, the ratio stood by 0.6%, increase of 0.5 p.p. compared both to the previous quarter and previous year.

NPL ratio (over 90-days)


4.3%
4.3%
4.2%
4.2%
4.3%
3.1%
3.2%
3.2%
3.2%
3.2%
1.4%
1.5%
1.6%
1.7%
1.6%
Dec/23
Mar/24
Jun/24
Sep/24
Dec/24
Corporate and SMEs
Individuals
Total


4.1%
4.4%
4.7%
4.8%
4.5%
0.1%
0.1%
0.2%
0.1%
0.04%
Dec/23
Mar/24
Jun/24
Sep/24
Dec/24
SMEs
Corporate

NPL ratio over 90 days hit 3.2% at the end of December 2024, stable in the quarter and an increase of 0.1 p.p. in the year, particularly due to the Corporate & SMEs segments, which increased 0.2 p.p. annually.

Within Individual segment, the NPL ratio over 90 days reached 4.3% in the quarter, remaining stable both quarterly and annually. For Corporate & SMEs segments, the ratio hit 1.6% at the end of December 2024, decreasing 0.1 p.p. in the quarter and increasing 0.2 p.p. in the year.

For SMEs, the ratio stood at 4.5%, decreasing 0.3 p.p. in the quarter and increasing 0.4 p.p. for the year. In the Corporate segment, the ratio hit 0.04%, falling by 0.02 p.p. quarterly and 0.1 p.p. in annual terms.

Expenses

R$ million

	4Q24	3Q24	4Q24 x 3Q24	4Q23	4Q24 x 4Q23
Outsourced Services, Transports, Security and Financial System	(922)	(1,042)	-11.5%	(1,142)	-19.3%
Advertising, promotions and publicity	(217)	(151)	43.7%	(240)	-9.6%
Data processing	(758)	(697)	8.7%	(664)	14.2%
Communications	(68)	(71)	-5.5%	(82)	-17.7%
Rentals	(167)	(181)	-7.6%	(207)	-19.2%
Maintenance and conservation of assets	(77)	(80)	-4.0%	(88)	-13.0%
Water, Electricity and Gas	(41)	(39)	3.9%	(44)	-8.4%
Material	(32)	(27)	20.6%	(35)	-6.7%
Other	(353)	(331)	6.5%	(336)	5.0%
Subtotal	**(2,634)**	**(2,619)**	**0.5%**	**(2,838)**	**-7.2%**
Depreciation and Amortization[1]	(830)	(812)	2.2%	(793)	4.7%
Total Administrative Expenses	**(3,463)**	**(3,431)**	**0.9%**	**(3,630)**	**-4.6%**
Compensation[2]	(2,293)	(2,250)	1.9%	(1,970)	16.4%
Charges	(536)	(305)	75.8%	(525)	2.2%
Benefits	(443)	(437)	1.3%	(419)	5.7%
Training	(18)	(17)	4.6%	(20)	-11.5%
Other	(16)	(17)	-3.4%	(17)	-5.9%
Total Personnel Expenses[2]	**(3,306)**	**(3,026)**	**9.3%**	**(2,952)**	**12.0%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	(5,939)	(5,645)	5.2%	(5,789)	2.6%
Total General Expenses	**(6,769)**	**(6,457)**	**4.8%**	**(6,582)**	**2.8%**
Employees	55,646	55,035	611	55,611	35
Stores and points of sale	2,264	2,374	(110)	2,677	(413)

General expenses totaled R$ 6,769 million in 4Q24, growing by 4.8% in the quarter, mainly influenced by the 2024 collective bargaining agreement applied to the employee salary base starting in 3Q24 and by variable compensation, alongside greater investments in technology and higher advertising expenses, reflecting the seasonal effect of year-end campaigns. Yearly, there was an increase of 2.8%, impacted by the collective agreement and higher variable compensations, but partially offset by lower expenses with third-party services. The expenses related to business expansion and technology[3] increased by 7.6%, while recurring expenses grew by 0.6%.

The efficiency ratio stood at 38.0% in 4Q24, a reduction of 0.8 p.p. in the quarter and 5.0 p.p. year-on-year. We remain committed to efficient cost management and a thorough approach to optimizing our processes.


R$ million
6,582
793
2,838
2,952
6,297
802
2,436
3,059
6,314
805
2,531
2,979
6,457
812
2,619
3,026
6,769
830
2,634
3,306
4Q23
1Q24
2Q24
3Q24
4Q24
Personnel Expenses
Administrative Expenses
Depreciation and Amortization


43.0%
39.7%
39.3%
38.9%
38.0%
4Q23
1Q24
2Q24
3Q24
4Q24
Efficiency ratio

Other Operating Income and Expenses

R$ million

	4Q24	3Q24	4Q24 x 3Q24	4Q23	4Q24 x 4Q23
Results from credit cards	(435)	(368)	18.2%	(531)	-18.1%
Provisions for contingencies	(924)	(1,000)	-7.6%	(1,033)	-10.6%
Other	(912)	(1,245)	-26.8%	(640)	42.4%
Other Operating Income (Expenses)	**(2,271)**	**(2,613)**	**-13.1%**	**(2,205)**	**3.0%**

(1) Excluding 100% of the goodwill amortization expense of R$ 109 million in 4Q24, R$ 117 million in 3Q24, and R$ 85 million in 4Q23. (2) Including profit-sharing. (3) Expenses with business expansion and technology projects include expenses that must support our future growth, such as software amortization and commissions with third-parties in boosting sales.

Balance Sheet

R$ million

	Dec/24	Sep/24	Dec/24 x Sep/24	Dec/23	Dec/24 x Dec/23
Current Assets and Long-term Assets	**1,319,296**	**1,269,415**	**3.9%**	**1,138,641**	**15.9%**
Cash and Cash Equivalents	17,505	18,566	-5.7%	10,109	73.2%
Interbank Investments	110,781	149,639	-26.0%	113,861	-2.7%
Securities and Derivative Financial Instruments	322,945	299,221	7.9%	277,066	16.6%
Interbank Accounts	118,608	118,756	-0.1%	105,455	12.5%
Lending Operations	423,899	418,468	1.3%	395,388	7.2%
Other Receivables	323,160	262,297	23.2%	234,654	37.7%
Other Assets	2,398	2,467	-2.8%	2,109	13.7%
Permanent Assets	**15,941**	**15,938**	**0.02%**	**14,556**	**9.5%**
Temporary Assets	2,877	2,960	-2.8%	939	n.a.
Fixed Assets	4,943	4,967	-0.5%	5,655	-12.6%
Intangibles	8,122	8,011	1.4%	7,962	2.0%
Total Assets	**1,335,238**	**1,285,352**	**3.9%**	**1,153,196**	**15.8%**
Current Liabilities and Long-term Liabilities	**1,243,244**	**1,195,385**	**4.0%**	**1,065,951**	**16.6%**
Deposits	495,328	495,854	-0.1%	475,702	4.1%
Money Market Funding	150,478	152,925	-1.6%	134,794	11.6%
Funds from Acceptance and Issuance of Securities	164,264	153,699	6.9%	149,203	10.1%
Interbank Accounts	53	3,531	-98.5%	17	n.a.
Interbranch Accounts	4,569	6,799	-32.8%	6,421	-28.8%
Borrowings	109,791	109,867	-0.1%	77,303	42.0%
Domestic Onlendings - Official Institutions	8,936	9,149	-2.3%	12,333	-27.5%
Derivative Financial Instruments	34,948	31,077	12.5%	25,607	36.5%
Other Payables	274,876	232,484	18.2%	184,572	48.9%
Minority Interest	**1,250**	**1,197**	**4.4%**	**1,161**	**7.7%**
Equity	**90,744**	**88,770**	**2.2%**	**86,084**	**5.4%**
Total Liabilities	**1,335,238**	**1,285,352**	**3.9%**	**1,153,196**	**15.8%**

Total assets amounted to R$ 1,335 billion at the end of December 2024, marking an increase of 3.9% over three months. When compared to the same period of 2023, there was an expansion of 15.8%, both periods' performance reflects the increase in securities and other receivables. Shareholders' equity reached R$ 90,774 million during the period, rising by 2.2% in three months and 5.4% over twelve months.

Expanded loan portfolio

R$ million

	Dec/24	Sep/24	Dec/24 x Sep/24	Dec/23	Dec/24 x Dec/23
Individuals	254,633	250,894	1.5%	239,880	6.2%
Consumer Finance	83,029	79,013	5.1%	69,725	19.1%
SMEs	76,636	72,305	6.0%	67,409	13.7%
Corporate	135,358	133,746	1.2%	139,604	-3.0%
Total	**549,657**	**535,958**	**2.6%**	**516,618**	**6.4%**
Private Securities	67,933	59,897	13.4%	62,145	9.3%
Guarantees	65,103	67,648	-3.8%	64,278	1.3%
Expanded Portfolio	**682,693**	**663,503**	**2.9%**	**643,040**	**6.2%**

The loan portfolio totaled R$ 549,657 million at the end of December 2024, an increase of 2.6% from the previous quarter, achieved through disciplined capital allocation, prioritizing higher profitability lines and maintaining good asset quality, primarily driven by the growth in SMEs, Consumer Finance, and loans to individuals (+6.0%, +5.1%, and +1.5%, respectively); over twelve months, the loan portfolio expanded by 6.4%. Disregarding exchange rate fluctuations, the Corporate loan portfolio would have decreased by 3.7% QoQ and 11.5% YoY, while the total portfolio would have grown by 1.2% QoQ and 3.8% YoY. Over twelve months, the highlights were the individuals (+6.2%), Consumer Finance (+19.1%), and SMEs (+13.7%) portfolios.

The expanded loan portfolio, which includes structured capital market operations involving credit risk and guarantees, reached R$ 682,693 million, growing by 2.9% in three months and 6.2% over the year. In both periods, there was an increase in private securities, with rises in promissory notes and floating rate notes.

Loan concentration[1]

R$ million – Dec/24

	Volume (R$)	Volume / Total Portfolio
Biggest debtor	12,874	1.6%
10 biggest debtors	77,964	9.7%
20 biggest debtors	106,564	13.3%
50 biggest debtors	154,914	19.4%
100 biggest debtors	192,858	24.1%

At the end of December 2024, only **24.1%** of our loan exposure was concentrated among the top 100 largest debtors.

Loan portfolio by risk level



4Q23: 11%, 8%, 10%, 32%, 39%
3Q24: 9%, 8%, 10%, 34%, 39%
4Q24: 9%, 8%, 10%, 34%, 39%
D-H
C
B
A
AA

As of the end of December 2024, loan portfolios rated as "AA to A" accounted for 73% of the total loan book, stable quarterly and increasing 1.3 p.p. from a year earlier, reflecting our focus on portfolio quality. Portfolios rated "B to C", maintained their level quarterly and annually, whereas "D to H" portfolios decreased 1.6 p.p. in twelve months and showed stability in the quarter.

(1) Including: the credit installments pending disbursement to construction companies/real estate developers; holdings in debentures, promissory notes, and mortgage receivables certificates (CRI), as well as the credit risk associated with derivatives.

Loan portfolio by product

R$ million	Dec/24	Sep/24	Dec/24 x Sep/24	Dec/23	Dec/24 x Dec/23
Individuals	254,633	250,894	1.5%	239,880	6.2%
Leasing / Auto loan	9,095	8,512	6.8%	5,606	62.2%
Credit Card	57,685	52,303	10.3%	49,603	16.3%
Payroll Loans	71,124	73,095	-2.7%	67,615	5.2%
Mortgages	62,522	61,333	1.9%	59,503	5.1%
Agricultural Loans	10,681	11,082	-3.6%	12,030	-11.2%
Personal Loans / Other	43,526	44,568	-2.3%	45,523	-4.4%
Consumer Finance	83,029	79,013	5.1%	69,725	19.1%
Individuals	70,910	68,006	4.3%	60,027	18.1%
Companies	12,120	11,007	10.1%	9,698	25.0%
Corporate and SMEs	211,994	206,050	2.9%	207,012	2.4%
Leasing / Auto loan	3,716	3,762	-1.2%	3,558	4.4%
Mortgages	2,324	2,314	0.4%	2,268	2.5%
Trade Finance	43,435	40,391	7.5%	36,530	18.9%
On-lending	7,849	7,585	3.5%	10,620	-26.1%
Agricultural Loans	11,690	12,522	-6.6%	10,316	13.3%
Working Capital / Others	142,980	139,476	2.5%	143,720	-0.5%
Total	**549,657**	**535,958**	**2.6%**	**516,618**	**6.4%**
Private securities	67,933	59,897	13.4%	62,145	9.3%
Guarantees	65,103	67,648	-3.8%	64,278	1.3%
Expanded Loan Portfolio	**682,693**	**663,503**	**2.9%**	**643,040**	**6.2%**

Individuals loan portfolio

Individuals loan portfolio amounted to R$ 254,633 million at the end of December 2024, representing a growth of 1.5% over three months and 6.2% over twelve months, largely driven by credit cards.

The individual's credit card portfolio totaled R$ 57,685 million at the end of December 2024, showing an increase of 10.3% for the quarter, reflecting seasonality marked by higher sales at the end of the year. On an annual basis, this portfolio expanded by 16.3%.

The payroll loan portfolio reached R$ 71,124 million, experiencing a decline of 2.7% in the quarter, still reflecting lending selectivity with a focus on return on capital. Annually, this portfolio expanded by 5.2%.

The personal loans/other portfolio, which includes renegotiated loans, amounted to R$ 43,526 million, down by 2.3% in the quarter and 4.4% over twelve months, primarily owing to the decline in the renegotiated portfolio. This movement reflects the improved quality of our loan portfolio with a greater focus on clients with better ratings.

Individuals loan portfolio mix by product


2.3%
5.0%
19.0%
20.7%
24.8%
28.2%
3.4%
4.4%
17.8%
20.8%
24.4%
29.1%
3.6%
4.2%
17.1%
22.7%
24.6%
27.9%
Dec/23
Sep/24
Dec/24
Payroll Loans
Mortgages
Credt Card
Personal Loan/ Other
Agribusiness
Leasing/ Auto Loan

Consumer Finance and auto loans

The consumer finance portfolio totaled R$ 83,029 million, with most of it allocated towards vehicles, showing increases of 5.1% for the quarter and 19.1% for the year. Meanwhile, the total portfolio of auto loans to individuals, comprising operations conducted by both the Consumer Finance unit and the Bank's distribution channels, reached R$ 75,090 million in the quarter, up by 4.6% in three months and 23.1% over twelve months.

Consumer Finance portfolio mix


R$ million
69,725
12%
88%
79,013
11%
89%
83,029
12%
88%
Dec/23
Sep/24
Dec/24
Vehicles
Goods & Services

Our lending expertise is a competitive edge, and the Consumer Finance unit continues to stand out as a key component of the credit pillar. With this, Consumer Finance cross-selling saw an increase of 52% YoY. Furthermore, strategic partnerships with 6 of the largest automakers in the country contributed to our portfolio growth, keeping NPL over 90 days at controlled levels, with a reduction of 1 p.p. over the same period.

Individual loan portfolio by channel


R$ million
61,023
5,606
55,418
71,821
8,512
63,309
75,090
9,095
65,995
Dec/23
Sep/24
Dec/24
Santander Financiamentos
Internal channel

Auto loan origination


R$ million
11,814
14,457
13,745
4Q23
3Q24
4Q24

Portfolio LTV (Dec/24):
59.1%

Corporate and SMEs loans

The expanded companies' loan portfolio totaled R$ 328,867 million, an increase of 3.9% over three months and 3.4% over the year. At the end of December 2024, 35.5% of our expanded Corporate & SMEs loan portfolio consisted of guarantees and private securities (+0.6 p.p. QoQ and YoY).

The expanded Corporate loan portfolio amounted to R$ 244,912 million, up by 3.4% in three months and 1.7% over twelve months, reflecting our greater selectivity in pursuit of more attractive returns and the effect of exchange rate fluctuations. Excluding the impact of currency, the expanded Corporate loan portfolio would have grown by 0.7% in the quarter and decreased by 3.2% over the year. In private securities, we saw increases of 20.9% quarterly and 16.1% annually, mainly due to promissory notes and floating rate notes, while guarantees declined by 2.2% in three months and grew by 3.1% in twelve months.

The expanded SMEs loan portfolio amounted to R$ 83,954 million, rising by 5.3% over three months and 8.8% for the year, with growth concentrated in "AA-H" portfolio, while private securities and guarantees decreased by 1.6% in the quarter and 25.2% in the year. The growth already reflects the advancements in our offering for the segment, boosting primary relationships.

Expanded Corporate and SMEs loan portfolio mix by segment


R$ million
318,038
24%
76%
316,487
25%
75%
328,867
26%
74%
Dec/23
Sep/24
Dec/24
Corporate
SMEs

Expanded Corporate and SMEs loan portfolio mix by instrument


35.5%
64.5%
Private Securities and guarantees
Loan porfolio

Funding

R$ million

	Dec/24	Sep/24	Dec/24 x Sep/24	Dec/23	Dec/24 x Dec/23
Demand deposits	41,355	39,264	5.3%	40,967	0.9%
Saving deposits	57,453	57,144	0.5%	58,112	-1.1%
Time deposits	390,230	393,946	-0.9%	372,200	4.8%
Repo products[1]	13,689	15,799	-13.4%	21,613	-36.7%
Mortgage (LCI) and Agribusiness (LCA) credit notes	78,246	81,520	-4.0%	78,101	0.2%
Financial bills and others[2]	64,555	53,579	20.5%	56,151	15.0%
Funding from clients (A)	**645,526**	**641,252**	**0.7%**	**627,145**	**2.9%**
(-) Reserve Requirements	(91,825)	(92,565)	-0.8%	(81,654)	12.5%
Funding Net of Reserve Requirements	**553,701**	**548,687**	**0.9%**	**545,491**	**1.5%**
Borrowing and Onlendings	8,941	9,155	-2.3%	12,397	-27.9%
Subordinated Debts	23,342	29,492	-20.9%	19,627	18.9%
Offshore Funding	129,637	126,991	2.1%	90,851	42.7%
Total Funding (B)	**715,621**	**714,325**	**0.2%**	**668,366**	**7.1%**
Assets under management[3]	429,432	414,689	3.6%	414,095	3.7%
Total Funding and Asset under management	**1,145,053**	**1,129,014**	**1.4%**	**1,082,461**	**5.8%**
Total Credit from clients[4] (C)	617,590	595,854	3.6%	578,763	6.7%
C/B (%)	86.3%	83.4%	2.9 p.p.	86.6%	-0.3 p.p.
C/A (%)	95.7%	92.9%	2.8 p.p.	92.3%	3.4 p.p.

The customer funding balance reached R$ 645,526 million at the end of December 2024, meaning an increase of 0.7% in the quarter, with the higher funding of financial bills offsetting the decrease in time deposits. For the year, customer funding increased by 2.9%, primarily due to time deposits influenced by its greater attractiveness given the current interest rate levels. We continue to follow our funding plan based on optimizing the mix, with a higher share of individuals, which reduces the bank's funding cost. Currently, the individual[5] segment accounts for 45%, increasing by 0.9 p.p. in three months and 2.1 p.p. over twelve months.

Capital

R$ million

	Dec/24	Sep/24[6]	Dec/24 x Sep/24	Dec/23	Dec/24 x Dec/23
Tier I Capital	85,563	89,947	-4.9%	81,259	5.3%
CET1	77,548	75,123	3.2%	75,043	3.3%
Additional Tier I	8,015	14,824	-45.9%	6,216	28.9%
Tier II Capital	15,488	14,938	3.7%	13,644	13.5%
Adjusted Capital (Tier I and II)	**101,051**	**104,885**	**-3.7%**	**94,903**	**6.5%**
Risk Weighted Assets (RWA)	**707,454**	**689,682**	**2.6%**	**654,275**	**8.1%**
Credit Risk Capital requirement	603,287	585,032	3.1%	560,781	7.6%
Market Risk Capital requirement	43,524	44,007	-1.1%	33,003	31.9%
Operational Risk Capital requirement	60,643	60,643	-	60,491	0.3%
Basel Ratio	**14.3%**	**15.2%**	**-0.9 p.p.**	**14.5%**	**-0.2 p.p.**
Tier I (%)	**12.1%**	**13.0%**	**-0.9 p.p.**	**12.4%**	**-0.3 p.p.**
CET1 (%)	11.0%	10.9%	0.1 p.p.	11.5%	-0.5 p.p.
Additional Tier I (%)	1.1%	2.1%	-1.0 p.p.	1.0%	0.2 p.p.
Tier II (%)	**2.2%**	**2.2%**	**0.02 p.p.**	**2.1%**	**0.1 p.p.**

The BIS ratio reached 14.3%, declining 0.9 p.p. in the quarter, explained by the repurchase of the Level 1 debt instrument issued in 2018. Compared to the same period of 2023, the BIS ratio decreased by 0.2 p.p., mainly due to the increase of the risk weighted assets.

(1) Backed by debentures. (2) Includes notes secured by real estate and COE. (3) According to ANBIMA criteria. (4) Disregarding guarantees. Considering private securities. (5) Includes the Private Banking. (6) Based on an updated regulatory interpretation, the capital ratios for September 2024 have been modified, resulting in an impact -0.09p.p.

CMN Resolution No. 4,966/2021 implementation and related regulations

Effective from January 1st, 2025, main changes refer to: the classification of financial instruments; the recognition of interest in case of delay; the recognition of the effective contractual interest rate; the write-off of losses; and the recognition of the provision based on the expected loss and classification of transactions with credit problems.

CMN Resolution No. 4,966/2021, with the updates brought by CMN Resolution No. 5,100/2023 and other related regulations: Established the accounting concepts and criteria applicable to financial instruments, as well as for the designation and recognition of protection relationships (hedge accounting), converging the COSIF accounting criteria with the requirements of the international standard IFRS 9 as of January 1st, 2025. The adoption of the aforementioned regulation will be applied prospectively and the differences in the carrying amounts of financial assets and liabilities resulting from its adoption will be recognized in the retained earnings account on January 1st , 2025, net of the respective tax impacts.

The effects of the estimated impacts of the initial adoption of this Resolution and related ones are:

1) Effects of category change: From "Available for Sale" to "Amortized Cost": Banco Santander estimates a reduction of R$ 216 million on value of assets against Equity arising from the reversal of mark-to-market adjustments on reclassified securities.

2) Expected effects of adopting the model for expected losses associated with credit risk (art. 40 of CMN Resolution No. 4,966/2021): Banco Santander estimates an increase in the provision[1] of approximately R$ 4.4 billion, 11% over the balance of the provision existing on December 31st, 2024. This would represent (i) a reduction of R$ 2.5 billion in shareholders' equity and (ii) a decline of 14 bps in capital ratios considering the phase-in.

For further information see note 2.b of the Financial Statements of December 31st, 2024.

(1) Includes minimum required provision, additional provision and provisions for private securities and guarantees.

Reconciliation of accounting and managerial results

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

	4Q24	Reclassifications					4Q24
R$ Million	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**15,623**	**366**	**(81)**	**-**	**-**	**70**	**15,978**
Allowance for Loan Losses	(5,622)	-	8	-	-	(318)	(5,932)
Net Interest Income After Loan Losses	**10,001**	**366**	**(73)**	**-**	**-**	**(248)**	**10,046**
Fees	5,872	-	-	-	-	(356)	5,515
General Expenses	(5,787)	-	-	109	(791)	(299)	(6,769)
Personnel Expenses	(2,294)	-	-	-	(791)	(220)	(3,306)
Administrative Expenses	(3,493)	-	-	109	-	(79)	(3,463)
Tax Expenses	(1,118)	(366)	-	-	-	-	(1,485)
Investments in Affiliates and Subsidiaries	59	-	-	-	-	-	59
Other Operating Income/Expenses	(3,247)	-	73	-	-	903	(2,271)
Operating Income	**5,779**	**-**	**0**	**109**	**(791)**	**(0)**	**5,096**
Non Operating Income	8	-	-	-	-	-	8
Net Profit Before Tax	**5,787**	**-**	**0**	**109**	**(791)**	**(0)**	**5,104**
Income Tax and Social Contribution	(1,177)	-	-	-	-	-	(1,177)
Profit Sharing	(791)	-	-	-	791	-	-
Minority Interest	(73)	-	-	-	-	-	(73)
Net Profit	**3,746**	**-**	**0**	**109**	**-**	**(0)**	**3,855**

	3Q24	Reclassifications					3Q24
R$ Million	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**13,276**	**(55)**	**177**	**-**	**-**	**1,829**	**15,227**
Allowance for Loan Losses	(3,590)	-	(193)	-	-	(2,102)	(5,884)
Net Interest Income After Loan Losses	**9,686**	**(55)**	**(16)**	**-**	**-**	**(273)**	**9,343**
Fees	5,748	-	-	-	-	(414)	5,334
General Expenses	(5,853)	-	-	117	(639)	(82)	(6,457)
Personnel Expenses	(2,387)	-	-	-	(639)	-	(3,026)
Administrative Expenses	(3,466)	-	-	117	-	(82)	(3,431)
Tax Expenses	(1,464)	55	-	-	-	-	(1,409)
Investments in Affiliates and Subsidiaries	69	-	-	-	-	-	69
Other Operating Income/Expenses	(3,398)	-	16	-	-	769	(2,613)
Operating Income	**4,789**	**-**	**(0)**	**117**	**(639)**	**(0)**	**4,267**
Non Operating Income	66	-	-	-	-	-	66
Net Profit Before Tax	**4,855**	**-**	**(0)**	**117**	**(639)**	**(0)**	**4,333**
Income Tax and Social Contribution	(630)	-	-	-	-	-	(630)
Profit Sharing	(639)	-	-	-	639	-	-
Minority Interest	(39)	-	-	-	-	-	(39)
Net Profit	**3,548**	**-**	**(0)**	**117**	**-**	**(0)**	**3,664**

Reconciliation of accounting and managerial results

	4Q23	Reclassifications					4Q23
R$ Million	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**14,091**	**(82)**	**(39)**	**-**	**-**	**(190)**	**13,780**
Allowance for Loan Losses	(6,765)	-	14	-	-	(85)	(6,837)
Net Interest Income After Loan Losses	**7,325**	**(82)**	**(25)**	**-**	**-**	**(275)**	**6,943**
Fees	5,595	-	-	-	-	(588)	5,007
General Expenses	(6,095)	-	-	85	(567)	(5)	(6,582)
Personnel Expenses	(2,386)	-	-	-	(567)	2	(2,952)
Administrative Expenses	(3,709)	-	-	85	-	(7)	(3,630)
Tax Expenses	(1,404)	82	-	-	-	-	(1,322)
Investments in Affiliates and Subsidiaries	45	-	-	-	-	-	45
Other Operating Income/Expenses	(3,098)	-	25	-	-	868	(2,205)
Operating Income	**2,369**	**-**	**0**	**85**	**(567)**	**-**	**1,886**
Non Operating Income	53	-	-	-	-	-	53
Net Profit Before Tax	**2,421**	**-**	**0**	**85**	**(567)**	**-**	**1,939**
Income Tax and Social Contribution	334	-	-	-	-	-	334
Profit Sharing	(567)	-	-	-	567	-	-
Minority Interest	(68)	-	-	-	-	-	(68)
Net Profit	**2,119**	**-**	**0**	**85**	**-**	**-**	**2,204**

(1) Foreign Exchange Hedge: gains (losses) on foreign currency investments from exchange rate fluctuations are not taxable under Brazilian tax law (tax deductible). This tax treatment results in exchange rate exposure to taxes. A foreign exchange hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from investments abroad (stores and subsidiaries);
(2) Credit Recovery: Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted. Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided;
(3) Amortization of Goodwill: reversal of goodwill amortization expense;
(4) Other events: Reclassifications from Other Operating Income/Expenses to Net Interest Income, Fees, and General Expenses.

2023
4Q23: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. Other Operating Income/Expenses and Fees: reclassification referring to insurance revenues from Fees to Other Operating Income/Expenses.

2024
3Q24: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. Other Operating Income/Expenses and Fees: reclassification referring to insurance revenues from Fees to Other Operating Income/Expenses.
4Q24: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. Other Operating Income/Expenses and Fees: reclassification referring to insurance revenues from Fees to Other Operating Income/Expenses.